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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                            ASTEA INTERNATIONAL INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    04622E109
                                    ---------
                                 (CUSIP Number)

                         Fallen Angel Equity Fund, L.P.
                          c/o Fallen Angel Capital LLC
                               125 Half Mile Road
                               Red Bank, NJ 07701
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               - with copies to -

                               Daniel P. Finkelman
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110

                                  May 17, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

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   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Fallen Angel Equity Fund, L.P.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)[ ]
                                                                        (b)[ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         Not Applicable
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, USA
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                                7    SOLE VOTING POWER
          NUMBER OF                          0
            SHARES            ------ -------------------------------------------
         BENEFICIALLY           8    SHARED VOTING POWER
           OWNED BY                          0
             EACH             ------ -------------------------------------------
          REPORTING             9    SOLE DISPOSITIVE POWER
            PERSON                           0
             WITH             ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                             0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                [ ]
                0
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               PN
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

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------
        Securities Disposed of: Common Stock
        Issuer: Astea International Inc. (the "Issuer")

Item 2. Identity and Background.
        -----------------------

     Fallen Angel Equity Fund, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. The Partnership is located at c/o Fallen Angel Capital, LLC, 125 Halfmile Road, Redbank, NJ 07701. The general partner of the Partnership is Fallen Angel Capital, LLC (the "General Partner"). The Partnership has not been convicted in a criminal proceeding during the last five (5) years. The Partnership is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The General Partner is located at 125 Halfmile Road, Redbank, NJ 07701. The manager of the General Partner is Barry Goldsmith. The business address of Mr. Goldsmith is 125 Halfmile Road, Redbank, NJ 07701. The General Partner and Mr. Goldsmith have not been convicted in a criminal proceeding during the last five
(5) years. The General Partner and Mr. Goldsmith are not, and during the past five (5) years were not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------
        Not Applicable

Item 4. Purpose of Transaction.
        ----------------------
        Not Applicable

Item 5. Interest in Securities of the Issuer.
        ------------------------------------
        (a) None
        (b) None
        (c) On May 17, 2002, the filing person sold 2,182,500 shares of common stock of the issuer in a private transaction at a per share price of $.50.
        (d) None
        (e) The filing person ceased to be a beneficial owner of 5% of common stock of the issuer on May 17, 2002.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------
        Not Applicable

Item 7. Material to be Filed as Exhibits.
        --------------------------------
        Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 2002


Signed:  /s/ Barry Goldsmith
        --------------------------------------
         Barry Goldsmith, Manager, Fallen Angel Capital LLC,
         General Partner of the Partnership